UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2021

LEO HOLDINGS III CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40125	98-1584830
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Albany Financial Center South Ocean Blvd Suite #507 P.O. Box SP-63158 New Providence, Nassau, The Bahamas
(Address of principal executive offices)		(Zip Code)

(310) 800 1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fifth of one redeemable warrant	LIII.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LIII	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LIII WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

On June 17, 2021, Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Longleaf Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Leo and Local Bounti.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) Leo will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) Leo’s name will be changed to “Local Bounti Corporation”, (B) each outstanding Class A ordinary share of Leo will become one share of common stock of Leo (the “New Local Bounti Common Stock”), (C) each outstanding Class B ordinary share of Leo will become one share of New Local Bounti Common Stock, and (D) each outstanding warrant of Leo will become one warrant to purchase one share of New Local Bounti Common Stock; (ii) following the Domestication, First Merger Sub will merge with and into Local Bounti, with Local Bounti as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Leo (the “First Merger”); and (iii) immediately following the consummation of the First Merger, Local Bounti will merge with and into Second Merger Sub, with Second Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Leo (the “Second Merger” and together with the First Merger, the “Mergers”).

The Domestication, the Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the second half of 2021, following the receipt of the required approval by Leo’s shareholders and the fulfillment of other customary closing conditions.

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied enterprise value of $650.0 million (excluding convertible debt of Local Bounti), plus the aggregate exercise price of all Local Bounti warrants, minus up to $37.5 million of cash consideration to certain Local Bounti stockholders, minus $4.0 million of transaction bonuses to certain Local Bounti employees, minus the payoff amount of certain Local Bounti indebtedness, (i) each share of Local Bounti voting common stock (other than shares held by Local Bounti as treasury stock (which shares will be cancelled for no consideration as part of the First Merger) and dissenting shares) will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock, earn out shares (as described below) and up to $37.5 million of cash consideration (subject to certain conditions specified in the Merger Agreement), each as determined in the Merger Agreement, (ii) each share of Local Bounti restricted stock will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New Local Bounti Common Stock and earn out shares (as described below), each as determined in the Merger Agreement, (iii) each Local Bounti restricted stock unit, whether or not then vested, will be assumed by Leo and convert into a Leo restricted stock unit, subject to the same terms and conditions as applied to such Local Bounti restricted stock unit immediately prior to the Closing with a value as if such Local Bounti restricted stock unit were settled prior to the closing of the Business Combination, and (iv) each warrant of Local Bounti that is unexercised will be assumed by Leo and convert into a warrant to purchase New Local Bounti Common Stock and represent the right to receive the applicable portion of the merger consideration and earn out shares (as described below) upon exercise of such warrant as if such warrant were exercised prior to the closing of the Business Combination. In addition, all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied equity value) and earn out shares (as described below) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt. Each Local Bounti equityholder will receive its applicable portion of equal thirds of 2.5 million earn out shares if the trading price of New Local Bounti Common Stock is greater than or equal to $13, $15 and $17 for any 20 trading days within any 30-trading day period and will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Leo has also agreed to take all such actions necessary or appropriate such that, effective immediately after the Closing, the Leo board of directors shall consist of seven (7) directors divided into three (3) classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors. In addition, Leo has agreed to adopt an equity incentive plan and an employee stock purchase plan in an aggregate amount not to exceed 15.5% of New Local Bounti’s equity interests on a fully diluted basis, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Merger Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of Leo’s shareholders.

In addition, consummation of the Business Combination is subject to other closing conditions, including, among others: (i) all applicable, if any, waiting periods under the HSR Act (as defined in the Merger Agreement) have expired or been terminated; (ii) the consummation of the Domestication and the PIPE Financing (as defined in the Merger Agreement); (iii) there has been no material adverse effect to the business, assets, liabilities, financial condition or results of operations of Local Bounti and its subsidiaries; (iv) the requisite approvals have been obtained from Leo’s shareholders; (v) the New Local Bounti Common Stock to be issued as consideration for the Business Combination has been approved for listing on the New York Stock Exchange; (vi) all of the equity interests of Local Bounti have been converted to Local Bounti common stock (other than the Local Bounti warrants); (vii) Leo having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the Closing; and (viii) the aggregate cash proceeds from Leo’s trust account, together with the proceeds from the PIPE Financing, equaling no less than $150,000,000 (after deducting any amounts paid to Leo shareholders that exercise their redemption rights in connection with the Business Combination).

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of Leo and Local Bounti, (ii) by Leo or Local Bounti if any order is in effect or any law adopted that prohibits the consummation of the Business Combination, (iii) by Leo if the representations and warranties of Local Bounti are not true and correct or if Local Bounti fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by Local Bounti if the representations and warranties of any of Leo, First Merger Sub or Second Merger (each, a “Leo Party” and collectively, the “Leo Parties”) are not true and correct or if any Leo Party fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) subject to certain limited exceptions, by either Leo or Local Bounti if the Business Combination is not consummated by November 30, 2021, (vi) by either Leo or Local Bounti if certain required approvals are not obtained by Leo shareholders after the conclusion of a meeting of Leo’s shareholders held for such purpose at which such shareholders voted on such approvals and (vii) by Leo, at any time prior to the delivery of the Local Bounti stockholder Written Consent (as defined in the Merger Agreement), if such stockholder Written Consent not delivered to Leo when required under the Merger Agreement.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of fraud or willful and material breach of the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Leo does not believe that these schedules contain information that is material to an investment decision.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, Leo, the Sponsor and the independent directors and strategic advisors of Leo entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which the Sponsor and the independent directors and strategic advisors of Leo (collectively, the “Sponsor Parties”) have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the First Merger), (ii) waive any adjustment to the conversion ratio set forth in Leo’s amended and restated memorandum and articles of association with respect to the Class B ordinary shares of Leo held by the Sponsor Parties and (iii) be bound by certain exclusivity provisions as set forth in Merger Agreement, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

The foregoing description of the Sponsor Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Agreement, which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

PIPE Financing (Private Placement)

In connection with the signing of the Merger Agreement, Leo entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Leo agreed to issue and sell to such investors, including certain directors and strategic advisors of Leo, immediately following the Domestication and on the closing date, an aggregate of 12,500,000 shares of New Local Bounti Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125.0 million (the “PIPE Financing”). The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Leo will grant the investors in the PIPE Financing certain customary registration rights. Leo will, within 30 days after the consummation of the Business Combination, file with the SEC a registration statement registering the resale of such shares of New Local Bounti Common Stock and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Local Bounti Stockholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Local Bounti (collectively, the “Local Bounti Stockholders”) entered into support agreements (collectively, the “Local Bounti Stockholder Support Agreements”) with Leo, pursuant to which the Local Bounti Stockholders have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

The foregoing description of the Local Bounti Stockholder Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Local Bounti Stockholder Support Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of New Local Bounti Common Stock to be offered and sold in connection with Business Combination and the PIPE Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On June 18, 2021, Leo and Local Bounti issued a press release announcing their entry into the Merger Agreement and the PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Leo and Local Bounti have prepared for use in connection with the PIPE Financing and the announcement of the Business Combination.

Furnished as Exhibit 99.3 hereto and incorporated herein by reference is a summary of certain risk factors that are applicable to the Business Combination and the business of Local Bounti, made available to potential investors in the PIPE Financing.

Furnished as Exhibit 99.4 hereto and incorporated into this 7.01 by reference is certain preliminary, unaudited financial data of Local Bounti that Local Bounti prepared for use in connection with the PIPE Financing. Neither Leo’s nor Local Bounti’s independent registered accounting firm nor any other independent registered accounting firm has audited, reviewed, prepared or compiled, examined or performed any procedures with respect to this unaudited financial data, nor have they expressed any opinion or any other form of assurance on this unaudited financial data. This unaudited financial data reflects Local Bounti management’s estimates based solely upon information available as of the date of this Current Report, is not a comprehensive statement of Local Bounti’s financial results for the periods presented and does not comply with Regulation S-X promulgated under the Securities Act by the SEC (as defined below). There is a possibility that the financial information of Local Bounti to be provided in future filings by Leo or Local Bounti will vary materially from the unaudited financial data presented in Exhibit 99.4. Accordingly, you should not place undue reliance upon the unaudited financial data.

The foregoing (including Exhibits 99.1, 99.2, 99.3 and 99.4) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in such filings. This Current Report will note be deemed an admission of materiality of any of the information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4.

Additional Information

In connection with the Business Combination, Leo intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination. Investors and security holders of Leo are advised to read, when available, the preliminary proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary proxy statement/prospectus of Leo for the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, and which will be set forth in a Registration Statement on Form S-4 to be filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of June 17, 2021, by and among Leo Holdings III Corp, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti Corporation.

10.1	Sponsor Agreement, dated as of June 17, 2021, by and among Leo Investors III LP, Lori Bush, Mary E. Minnick, Mark Masinter, Scott Flanders, Imran Khan, Scott McNealy, Leo Holdings III Corp, and Local Bounti Corporation.

10.2	Form of Subscription Agreement.

10.3	Form of Local Bounti Stockholder Support Agreement.

99.1	Press Release, dated June 18, 2021.

99.2	Investor Presentation.

99.3	Summary Risk Factors.

99.4	Unaudited Financial Information of Local Bounti.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 17, 2021

LEO HOLDINGS III CORP

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	President and Chief Executive Officer